SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

LogicBio Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

54142F102

(CUSIP Number)

Robert Lyne

Chief Executive Officer

Arix Bioscience plc

Duke Street House

50 Duke Street

London W1J 6EQ, United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 54142F102

1.	NAMES OF REPORTING PERSONS Arix Bioscience Plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,983,529 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,983,529 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,983,529 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.25% (2)
14.	TYPE OF REPORTING PERSON (see instructions) HC

(1)

The shares are directly beneficially owned by Arix Bioscience Holdings Limited (“Arix Ltd.”). Arix Bioscience Plc (“Arix Plc”) is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd. The Reporting Person disclaims beneficial ownership, within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise of such portion of these securities in which the Reporting Person has no pecuniary interest.

(2)

Percent of class based on 32,240,235 shares of common stock, par value $0.0001 per share (“Common Stock”) of LogicBio Therapeutics, Inc. (the “Issuer”), issued outstanding as of July 30, 2021, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed with the Securities and Exchange Commission (the “Commission”) on August 9, 2021 (the “Form 10-Q”).

CUSIP No. 54142F102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Arix Bioscience Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,983,529 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,983,529 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,983,529 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.25% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	The shares are directly beneficially owned by Arix Ltd. Arix Plc is the sole owner and parent of Arix Ltd. and may be deemed to indirectly beneficially own the shares held by Arix Ltd.
(2)	Percent of class based on 32,240,235 shares of Common Stock issued and outstanding as of July 30, 2021, as reported by the Issuer in the Form 10-Q.

Explanatory Note

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 2, 2018, as amended by Amendment No. 1 thereto filed with the Commission on September 29, 2020 (collectively, the “Schedule 13D”) by the Reporting Persons relating to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of LogicBio Therapeutics, Inc., a Delaware corporation (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended to add the following paragraph:

This Amendment is being filed to update the number and aggregate percentage of the issued and outstanding Common Stock currently beneficially owned by the Reporting Persons. The issuance by the Issuer of additional shares of Common Stock, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 9, 2020, resulted in a decrease in the Reporting Persons’ aggregate percentage beneficial ownership of the issued and outstanding Common Stock which, at that time, caused the Reporting Persons’ aggregate percentage beneficial ownership to differ by more than one percent (1%) from that which was last reported by the Reporting Persons in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and replacing in their entirety each of Item 5(a) and (b) as follows:

(a)

Each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 2,983,529 shares of Common Stock, representing approximately 9.25% of the 32,240,235 shares of Common Stock issued and outstanding as of July 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 9, 2021.

(b)

Each of the Reporting Persons may be deemed to have shared power to vote or direct the vote and shared power to dispose or direct the disposition of 2,983,529 shares of Common Stock, representing approximately 9.25% of the 32,240,235 shares of Common Stock issued and outstanding as of July 30, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 9, 2021.

(c)	The Reporting Persons has not engaged in any transactions in the Common Stock of the Issuer during the past sixty days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 26, 2021

ARIX BIOSCIENCE PLC

By:	/s/ Robert Lyne
Name:	Robert Lyne
Title:	Chief Executive Officer

ARIX BIOSCIENCE HOLDINGS LTD.

By:	/s/ Robert Lyne
Name:	Robert Lyne
Title:	Chief Executive Officer